

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

Mail Stop 3720

January 13, 2010

Mr. Joseph Y. Liu
Chief Executive Officer
Oplink Communications, Inc.
46335 Landing Parkway
Fremont, CA 94538

> **RE:   Oplink Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2009**
> **Filed September 11, 2009**
>
> **Form 10-Q for the Quarterly Period Ended September 27, 2009**
> **File No. 000-31581**

Dear Mr. Liu:

We have reviewed your filing and have the following comments.  Please address the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended June 28, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Gain (Loss) on Sale or Disposal of Assets, page 43

1.  Please tell us the factors you considered in concluding in 2008 that the note secured by a personal guarantee was collectible.  In addition, tell us what factors changed and/or new

factors were considered in concluding in 2009 that the collectability of this note was "unlikely."

Note 4 – Fair Value Accounting, page F-23

2. For your financial assets whose fair value is determined using Level 2 inputs, please disclose the valuation technique(s) used to measure fair value and provide a discussion of changes in valuation techniques, if any, during the period.

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

3. We note that you have omitted language from paragraph 4 of the certifications required by Exchange Act Rule 13a-14(a). In future filings, revise your certifications to include the language in paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction to paragraph 4.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

Chief Executive Officer Compensation, page 17

4. Please confirm: the stock awards granted to Mr. Liu disclosed in the compensation table relate to his job performance in fiscal year 2010; and that, in future filings, you will provide appropriately quantified detail regarding the basis of all stock option grants.

Summary Compensation Table, page 20

5. In future filings, disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director